Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	Abigail S. Wexner

Address of Joint Filer:	c/o L Brands, Inc.
Three Limited Parkway
Columbus, OH 43216

Relationship of Joint Filer to Issuer:	Director

Issuer Name and Ticker or Trading Symbol:	L Brands, Inc. (LB)

Date of Earliest Transaction Required
to be Reported (Month/Day/Year):	1/25/2017

Designated Filer:	Leslie H. Wexner

Signature:

/s/ Abigail S. Wexner
Abigail S. Wexner

January 27, 2017
Date